UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2020

Commission File Number: 001-39131

LIMINAL BIOSCIENCES INC.

(Translation of registrant’s name into English)

440 Armand-Frappier Boulevard, Suite 300

Laval, Québec

H7V 4B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibits 99.2 and 99.3 are hereby expressly incorporated by reference into the registrant’s registration statement on Form S-8 filed with the Securities and Exchange Commission on December 23, 2019 (File no. 333-235692).

EXHIBIT LIST

Exhibit	Description
99.1	Press release dated May 13, 2020.
99.2	Management Discussion & Analysis Q1 2020
99.3	Condensed Interim Consolidated Financial Statements Q1 2020
99.4	Certification of Interim Filings Q1 2020 - CEO
99.5	Certification of Interim Filings Q1 2020 - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Liminal BioSciences Inc.

Date: May 13, 2020	By:	/s/ Kenneth Galbraith
		Name	Kenneth Galbraith
		Title:	Chief Executive Officer